                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           THERMO ELECTRON CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           THERMO ELECTRON CORPORATION
                                    (OFFEROR)

         UNITS, EACH CONSISTING OF ONE FRACTIONAL SHARE OF COMMON STOCK,
               $1.00 PAR VALUE PER SHARE, AND ONE REDEMPTION RIGHT
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 883624 20 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 with a copy to:

                              Megan N. Gates, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation (1): $7,692,428.25     Amount of Filing Fee (2): $1,538.48
---------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Units to be purchased pursuant to the Offer and (b) the price offered per Unit.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ]    Amount Previously Paid:                     Not applicable
       Form or Registration No.:                   Not applicable
       Filing Party:                               Not applicable
       Date Filed:                                 Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]  third-party tender offer subject to Rule 14d-1.

       [X]  issuer tender offer subject to Rule 13e-4.

       [ ]  going-private transaction subject to Rule 13e-3.

       [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    This Tender Offer Statement relates to the obligation (the "Offer") of Thermo Electron Corporation, a Delaware corporation (the "Company"), to redeem up to 379,873 Units, each consisting of 0.132 share of its Common Stock, par value $1.00 per share (the "Common Stock"), and one redemption right (the "Redemption Rights", and, together with the fractional share of Common Stock, the "Units") from holders of the Units. Thermo Electron assumed the obligations under the Units in connection with the merger of Thermo Electron's formerly publicly-traded, majority-owned subsidiary, ThermoLase Corporation ("ThermoLase"), with Thermo Electron (the "Merger"). The Merger was effected on August 14, 2000 pursuant to an Agreement and Plan of Merger by and among Thermo Electron, ThermoLase and ThermoLase Acquisition Corporation, dated as of December 14, 1999. In the Merger, each share of ThermoLase common stock (other than shares held by Thermo Electron and ThermoTrex Corporation, which was the immediate parent corporation of ThermoLase) was exchanged for 0.132 share of Thermo Electron's Common Stock. In addition, each Unit, which when originally issued by ThermoLase consisted of one share of ThermoLase common stock and the right to require ThermoLase to redeem such share for $20.25 in cash during the month of April 2001, became 0.132 share of Thermo Electron's Common Stock and the right to require Thermo Electron to redeem the Unit for $20.25 in cash (the "Redemption Price") during the month of April 2001. Upon surrender of certificates representing Units, as described herein, the Redemption Price will be paid, net to the surrendering holder in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the certificates representing the Units.

ITEM 1.   SUMMARY TERM SHEET.

    BEFORE YOU MAKE ANY DECISION WHETHER TO SURRENDER YOUR UNITS FOR REDEMPTION, YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS TENDER OFFER STATEMENT.

o REDEMPTION; PURPOSE OF THE OFFER. During the period from April 3, 2001 through April 30, 2001, Thermo Electron will redeem the units originally issued by ThermoLase from surrendering holders of units. The units consist of 0.132 share of Thermo Electron common stock and one redemption right. The purpose of this offer is to comply with Thermo Electron's obligations under the units. The units were originally issued by ThermoLase in an exchange offer in April 1997. See Item 4 for more information regarding the material terms of the units.

o REDEMPTION PRICE. The redemption price for each unit that a holder surrenders for redemption is $20.25. This price was set at the time of the issuance of the units in April 1997. The last reported sale price of Thermo Electron common stock on the New York Stock Exchange on March 20, 2001 was $21.33 per share of common stock. The last reported sale price of the units on the American Stock Exchange on March 19, 2001 (the latest day on which the units traded prior to the date of this Schedule TO) was $20.19 per unit. See Item 2 for more information regarding the trading range of the units.

o CONDITIONS TO THE REDEMPTION. Thermo Electron's obligation to redeem the units is contingent upon compliance with applicable law, including the requirement under the Delaware General Corporation Law that Thermo Electron have sufficient capital surplus to redeem the units. Thermo Electron will have sufficient capital surplus during the redemption period to redeem the units. Thermo Electron is not required to redeem the units at any time when Thermo Electron's capital is impaired, if the redemption would impair Thermo Electron's capital or if Thermo Electron is otherwise prohibited by law from redeeming the units.

o POSSIBLE DELAY IN PAYMENT. Thermo Electron may delay the redemption of the units if the Securities and Exchange Commission has not completed its review of this Tender Offer Statement prior to the date on which the redemption period expires or we are otherwise prohibited by law from redeeming surrendered units. In any such event, we will pay the redemption price for the units that holders properly surrender during the redemption period to the extent that we are legally permitted to do so and we will pay for surrendered units in full as soon as possible after the legal prohibition or impediment no longer applies. In the event that the payment for any redemption is so deferred, the redemption price will bear interest at an annual rate equal to the base rate of Fleet National Bank. See Item 4 for more information on the conditions to the redemption.

o UNITS OUTSTANDING. As of March 20, 2001, 379,873 units were outstanding.

o REDEMPTION PERIOD. The redemption period commences on April 3, 2001, and expires at 5:00 p.m., New York City time, on Monday, April 30, 2001. We will treat as invalid the surrender for redemption of units before the redemption period commences. See "Possible Delay in Payment" above.

o        PROCEDURES FOR EXERCISING THE REDEMPTION RIGHTS UNDERLYING THE UNITS.
         In order to have Thermo Electron redeem the units during the redemption period, you must:

         -        Be the holder of record of units;

         -        Complete the information on the back of your unit certificate;
                  indicate the number of units you are surrendering; and transmit the certificates for the units to American Stock Transfer & Trust Company, the transfer agent for the units, between April 3, 2001 and April 30, 2001 at the following address: 59 Maiden Lane, New York, New York 10038, Attention:
                  Reorganization Department. You must duly endorse in blank the certificates for the units being surrendered for redemption.

         - If you hold the units through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the redemption rights underlying the units that you beneficially own. If you are not a record holder of the units, you may not surrender your units except through the record holder.

o PAYMENT FOR UNITS. If you validly surrender your units in accordance with the terms of the units, we will pay for the units that you surrender within five business days after the redemption period expires, or such later date as may be permitted by the terms of the units.

o WITHDRAWAL OF UNITS SURRENDERED FOR REDEMPTION. You may withdraw your surrender of units at any time on or prior to 5:00 p.m., New York City time, on April 30, 2001. In order for a withdrawal to be effective, the transfer agent for the units must receive written notice of your withdrawal at the address set forth above on or prior to 5:00 p.m., New York City time, on April 30, 2001.

o SOURCE OF FUNDS. Thermo Electron intends to use its own working capital to fund the redemption. See Item 7 for more information on the funding of the redemption.

o TERMINATION OF UNITS AT END OF REDEMPTION PERIOD. If you elect to redeem fewer than the number of units represented by the unit certificate that you surrender for redemption, or if you fail to present your units for redemption, upon the expiration of the redemption period, your units will terminate, and Thermo Electron will issue you a certificate for the number of whole shares of Thermo Electron common stock underlying your units, and will pay you cash for any remaining fractional share.

o CONSEQUENCES OF THE REDEMPTION. The redemption of the units will have the following consequences:

         - On April 30, 2001, the American Stock Exchange will delist the units.

         - Thermo Electron will deregister the units and terminate its reporting obligations with respect to the units under the Securities Exchange Act of 1934.

ITEM 2.   SUBJECT COMPANY INFORMATION.

    (a) Name and Address. The subject company is Thermo Electron. The principal executive offices of Thermo Electron are located at 81 Wyman Street, Waltham, Massachusetts 02454, and its telephone number is (781) 622-1000.

    (b) Securities. The exact title of the class of equity securities to be redeemed by Thermo Electron is: Units, consisting of 0.132 share of Common Stock, par value $1.00 per share, of Thermo Electron, and one Redemption Right. As of March 20, 2001, 379,873 Units were outstanding.

    A Unit entitles the holder thereof, at the holder's option, to require Thermo Electron to redeem for cash, from April 3, 2001 through April 30, 2001 (the "Redemption Period"), one Unit for $20.25, net to the surrendering holder in cash, without interest, as may be adjusted as provided in Item 4 below. This Tender Offer Statement is being filed because the Securities and Exchange Commission may deem the Redemption Period to constitute the commencement of a tender offer by Thermo Electron for the outstanding Units.

    (c) Trading Market and Price. The Units are listed on the American Stock Exchange under the symbol "TLZ U". The following table sets forth the high and low sales prices per Unit on the American Stock Exchange, as reported in publicly available sources for each of the periods indicated.



                                                                   UNITS
         FISCAL YEAR ENDED JANUARY 1, 2000:                 HIGH             LOW
            1ST QUARTER............................        $16.81           $15.81

            2ND QUARTER............................         17.75            16.63

            3RD QUARTER............................         17.63            17.38

            4TH QUARTER............................         17.50            17.13


         FISCAL YEAR ENDED DECEMBER 30, 2000:

            1ST QUARTER............................        $17.88           $17.13

            2ND QUARTER............................         18.25            17.63

            3RD QUARTER............................         18.75            18.13

            4TH QUARTER............................         19.25            18.63


         FISCAL YEAR ENDING DECEMBER 29, 2001:

            1ST QUARTER (THROUGH MARCH 20, 2001)...       $ 20.20           $19.50


    As of March 20, 2001, there were 41 holders of record of the Units. On March 19, 2001, the latest day on which the Units traded prior to the date of this Schedule TO, the closing sales price per Unit, as reported on the American Stock Exchange, was $20.19.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) Name and Address. The filing person is Thermo Electron, which is also the subject company of the Offer. The principal executive offices of Thermo Electron are located at 81 Wyman Street, Waltham, Massachusetts 02454, and its telephone number is (781) 622-1000. Thermo Electron develops, manufactures, and sells technology-based instrument systems, components, and solutions used in virtually every industry to monitor, collect, and analyze data to provide knowledge for the user. For example, its powerful analysis technologies help biotech researchers sift through data to make the discoveries that will fight disease or prolong life; allow telecom equipment manufacturers to fabricate components required to increase the speed and quality of communications; and monitor and control industrial processes on-line to ensure that critical quality standards are met efficiently and safely. The name and business address of each of the executive officers and directors of Thermo Electron are set forth on
Schedule I hereto.

ITEM 4.   TERMS OF THE TRANSACTION.

    (a) Material Terms. During the Redemption Period, holders of Units may require Thermo Electron to redeem the Units surrendered by holders for $20.25 per Unit. There were 379,873 Units outstanding as of March 20, 2001, all of which are being sought in the Offer. Upon the valid exercise of the Redemption Rights included in the Units during the period beginning on April 3, 2001 and ending on April 30, 2001, Thermo Electron will pay cash in the amount of $20.25 per Unit that Thermo Electron redeems, adjusted as provided below (the "Redemption Price"). Certificates for Units may be presented for redemption in whole or in part. However, if you elect to redeem fewer than the number of Units represented by the Unit certificate that you surrender for redemption, or if you fail to present your Units for redemption, upon the expiration of the Redemption Period, your Units will terminate, and Thermo Electron will issue you a certificate for the number of whole shares of Thermo Electron Common Stock underlying your Units, and will pay you cash for any remaining fractional share.

     In order to have Thermo Electron redeem your Units during the Redemption Period, you must:

    -   Be the holder of record of Units;

    - Complete the information on the back of your Unit Certificate, indicate the number of Units being surrendered, and transmit the Unit Certificate to American Stock Transfer & Trust Company, the transfer agent for the Units, between April 3, 2001 and April 30, 2001 at the following address: 59 Maiden Lane, New York, New York 10038, Attention:
        Reorganization Department. You must duly endorse in blank the certificates for the Units being surrendered for redemption.

    - If you hold your Units through a broker or other intermediary, you should contact your broker or intermediary to determine how to exercise the Redemption Rights included in the Units that you beneficially own. If you are not a record holder of the Units, you may not surrender for redemption your Units except through the record holder.

     If you validly surrender your Units in accordance with their terms, we will pay for the Units that you surrender within five business days after the Redemption Period expires (or such later date as may be permitted by the terms of the Units).

     The Redemption Period expires at 5:00 p.m., New York City time, on April 30, 2001. Unless required to comply with applicable law, the Redemption Period will not be extended. Holders of Units may withdraw the Units surrendered for redemption at any time on or prior to 5:00 p.m., New York City time on April 30, 2001 by delivering a written notice of withdrawal to the transfer agent for the Units at the address set forth above.

     The obligation of Thermo Electron to redeem the Units is contingent upon compliance with Delaware General Corporation Law Section 160. If at any time Thermo Electron's capital is impaired or the redemption of the Units would cause an impairment of Thermo Electron's capital, or if Thermo Electron is otherwise prohibited by law from redeeming the Units, the redemption of the Units validly surrendered for redemption during the Redemption Period will occur to the extent permissible and, to the extent permitted, as soon as possible after the legal prohibition or impediment is no longer applicable. In the event that the payment for any redemption is so deferred, the redemption price shall bear interest at an annual rate equal to the base rate of Fleet National Bank.

     If at any time prior to 5:00 p.m. New York time on April 30, 2001, any of the following shall occur:

    o a merger or consolidation of Thermo Electron with or into another entity (other than a merger in which Thermo Electron is the surviving entity) or the sale of all or substantially all of the assets of Thermo Electron, the holder of a Unit shall have the right either:

        - to receive the consideration per share as is payable in such transaction to the holders of Common Stock on account of their ownership of such Common Stock; or

        - to elect to receive the Redemption Price in cash at the end of the Redemption Period.

     In addition, if at any time prior to 5:00 p.m. New York time on April 30, 2001, through or as a result of any merger, consolidation, sale of all or substantially all of the assets of Thermo Electron, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction,

    o the outstanding shares of Common Stock are increased, decreased or exchanged for a different number or kind of shares or other securities of Thermo Electron, or

    o additional shares or new or different shares or other securities of Thermo Electron or other non-cash assets are distributed with respect to the shares of Common Stock or other securities,

     an appropriate and proportionate adjustment may be made in the Redemption Rights to preserve as nearly as possible, as determined by Thermo Electron, the economic benefits of the Redemption Rights for the holders of Units.

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following is a general summary of the material U.S. federal income tax consequences of the redemption of the Units. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Tender Offer Statement. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, foreign corporations, foreign partnerships, foreign estates or trusts, or individuals who are not citizens or residents of the United States and beneficial owners whose shares of Common Stock were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation) and does not address any aspect of state, local, foreign or other taxation.

    Because of the unique features of the Units, the tax consequences of their redemption is unclear. The discussion below represents Thermo Electron's view of the possible federal income tax consequences of the redemption that are most likely to result. The discussion is provided for general information purposes only, and it is possible that the federal income tax consequences of the redemption of the Units may be different than those discussed.

    PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE REDEMPTION OF THE UNITS UNDER U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

    - Treatment of Units as Equity. Thermo Electron intends to treat the Units as equity for federal income tax purposes. Whether the fractional shares underlying the Units (the "Shares") are equity for federal income tax purposes during the period prior to the expiration of the Units is a question of fact, and no one factor is conclusive. Although no definitive set of relevant factors exists, Section 385 of the Code lists five factors that "may" be taken into account in regulations, yet to be issued, setting forth rules for determining whether an interest in a corporation is to be treated as equity or debt for federal income tax purposes. These factors are (1) whether there is a written unconditional promise to pay on demand or on a specified date a sum certain in money in return for an adequate consideration in money or money's worth, and to pay a fixed rate of interest, (2) whether there is a subordination to or preference over any indebtedness of the corporation, (3) the ratio of debt to equity of the corporation, (4) whether there is convertibility into the stock of the corporation, and (5) the relationship between holdings of stock in the corporation and the holdings of the interest in question. The Internal Revenue Service has indicated that the intent of the parties in creating the instrument is a factor that may be taken into account as well.

    An analysis of the foregoing factors indicates that it is likely, although not certain, that the Units will be treated as equity for tax purposes even prior to the expiration of the Units. Thermo Electron is obliged to redeem the Units for a fixed amount of money upon exercise of the Redemption Rights at essentially predetermined dates, raising the possibility that the Units will be treated as convertible debt. However, no provisions for interest payments or guaranteed dividends of any sort are made. Thermo Electron is also prohibited from redeeming the Units to the extent that such redemptions would cause or increase any impairment of Thermo Electron's capital or if such redemptions are otherwise prohibited by law. Furthermore, the Units are subordinated to all indebtedness of Thermo Electron, the Shares underlying the Units are voting stock, there are no "conversion" rights other than a possible "deemed" conversion at the time of expiration of the Units, and, finally, the parties intend to create an equity interest notwithstanding the contrary treatment for financial accounting purposes.

    The discussion that follows is premised on the characterization of the Units as equity and not as convertible debt. If the Units were to be treated as debt, certain other considerations would apply. For example, redemptions by Thermo Electron of the Units would not be subject to the rules of Section 302 of the Code, as discussed below, but would instead be treated as payments of principal and interest.

    - Consequences of the Exercise of a Redemption Right. The amount of cash received by a holder of Units upon exercise of a Redemption Right will be treated either as (i) a distribution by Thermo Electron in exchange for the Unit redeemed, in which case the holder will recognize gain or loss measured by the difference between the amount realized and the holder's tax basis for the Unit surrendered (including the holder's tax basis in the Redemption Right exercised with respect to such Unit) or (ii) a distribution of property to which Section 301 of the Code applies (that is, as a dividend, to the extent of Thermo Electron's earnings and profits; see "Distribution Treatment," below) to the extent the distribution exceeds the holder's tax basis in the Redemption Right. For this purpose, the determination of whether the distribution will be treated as an exchange for stock or as a Code Section 301 distribution will be made in accordance with the provisions of Section 302 of the Code, as explained below.

    Under Section 302 of the Code, a holder will be treated as having sold the holder's Units (rather than having received a Code Section 301 distribution) upon the redemption of a Unit pursuant to the exercise of a Redemption Right if
(1) the redemption results in the complete termination of the holder's interest in Thermo Electron, (2) the holder's percentage ownership of the outstanding Common Stock of Thermo Electron (and any other voting stock) immediately after such redemption is less than 80% of such holder's percentage ownership of the total of such outstanding stock immediately before the redemption or (3) the distribution from Thermo Electron upon such redemption is not "essentially equivalent to a dividend" based on the individual holder's particular facts and circumstances. For purposes of making these determinations, the holder's percentage ownership will in general be calculated by taking into account all Units owned by him, including those deemed to be owned by him pursuant to Section 318 of the Code. Section 318 of the Code provides that in applying the above rules, a holder is considered to own shares directly or indirectly owned by certain members of the holder's family or certain related entities and to own shares with respect to which the holder holds options.

    For a redemption to qualify as "not essentially equivalent to a dividend," it must result in a "meaningful reduction" in the holder's percentage interest in Thermo Electron. The Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a small shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction," absent special circumstances. In applying these rules, other transactions that are part of an overall plan may be taken into account to determine the decrease, if any, of a shareholder's percentage interest. Under such an approach, it is likely that the exercise of Redemption Rights by other holders of Units will have to be taken into account in determining whether a particular holder's percentage interest is reduced. In a case in which a holder would have an increase in his percentage interest after the exercise of the Redemption Right (for example, if such holder redeemed a lesser percentage of his Units as compared to other Unit holders), the holder could avoid dividend treatment by selling Units rather than redeeming them.

    - Sale or Exchange Treatment. If a redemption is treated as a sale or exchange of a Unit (rather than as a Code Section 301 distribution), any gain or loss recognized will be capital gain or loss if the redeemed Unit is held as a capital asset. Such gain or loss will be long term capital gain if the holding period of such Unit exceeds one year.

    Under certain circumstances the holding period of a Unit holder with respect to a Unit may have been suspended. In particular, it is possible that a Redemption Right will be characterized for federal income tax purposes as an option to sell the Unit. In that case, it is possible that the short sale rules of Section 1233 of the Code would apply, resulting in, among other possible results, suspension of the holding period of a number of Units equal to the number of Units subject to the Redemption Right until the expiration of the Redemption Right. Whether Section 1233 of the Code would apply to suspend any Unit holder's holding period for Units will depend on a variety of factual determinations with respect to the holder, including the timing of the holder's acquisition of Units. Accordingly, Unit holders should consult their own tax advisors regarding the application of Code Section 1233.

    It is likely that a Unit and any related Redemption Right will be considered to be a tax straddle subject to the rules of Section 1092 of the Code. The tax straddle rules will only apply if both (a) the Unit is considered to be actively traded and (b) the Redemption Right is considered to be either (i) an "option" with respect to the Unit or with respect to substantially identical stock or securities or (ii) a position with respect to substantially similar or related property (other than stock). Assuming that a Unit and associated Redemption Right are considered to be a tax straddle, Temporary Treasury Regulations provide that the holding period of a Unit that is part of that straddle generally will not begin earlier than the expiration of the Redemption Right with respect to that Unit, unless the holder held the Unit for more than one year prior to the acquisition of the Redemption Right.

    - Distribution Treatment. If a redemption of Units is treated as a Code
Section 301 distribution pursuant to the rules of Code Section 302 discussed above, the distribution will be treated as a dividend only to the extent of Thermo Electron's accumulated earnings and profits or its earnings and profits for the taxable year in which such distributions occur. Any distribution by Thermo Electron that is not a dividend will be treated first as a return of basis to the Unit holder and then as gain from the sale or exchange of the Units with respect to which the distribution is made.

    To the extent that Thermo Electron has earnings and profits and the distribution to a Unit holder upon exercise of a Redemption Right is treated as a Code Section 301 distribution, corporate holders will generally be eligible for the dividends received deduction. This deduction generally equals 70% of the amount received as dividends, although corporations owning 20% or more of the stock of Thermo Electron will be eligible for an 80% deduction. Corporate holders would be eligible for the dividends received deduction only if, among other things, the Units with respect to which the Redemption Right is exercised have been held for more than 45 days. Under Section 246(c) of the Code, the holding period of stock is suspended for any periods for which the holder has, among other things, (i) an option to sell such stock or (ii) a diminished risk of loss by holding one or more other positions with respect to substantially similar or related property. It is likely that the Redemption Right would be considered an option or other position triggering the suspension of the holding period under Section 246(c) of the Code.

    Section 246A of the Code reduces the dividends received deduction in the case of "debt-financed portfolio stock." Debt-financed portfolio stock is defined as portfolio stock, such as the Units, acquired or carried by the corporate holder with indebtedness that is "directly attributable" to the investment in such stock. The reduction is generally a fraction, the numerator of which is the amount of the holder's indebtedness attributable to such stock and the denominator of which is the holder's adjusted tax basis in the stock.

    In addition, the amount of any distribution that is treated as a dividend and that is received by a corporate holder upon exercise of its Redemption Rights will be subject to the provisions of Section 1059 of the Code relating to "extraordinary dividends." If a distribution to a corporate Unit holder upon exercise of a Redemption Right is subject to the rules of Section 1059, the tax basis of the holder's remaining Units will be reduced by the amount of the dividend received deduction (the "non-taxed portion" of the dividend) attributable to the distribution. If the non-taxed portion exceeds the holder's tax basis in such remaining Units, such excess will be treated as gain from the sale of Units.

    - Backup Withholding. A beneficial owner may be subject to backup federal income tax withholding at a rate of 31% with respect to the amount of cash received pursuant to the exercise of the Redemption Rights unless the owner provides its tax identification number ("TIN") on the back of the Unit Certificate and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A beneficial owner that does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service.

    If backup withholding applies to a beneficial owner, the transfer agent is required to withhold 31% from payments to such owner. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the beneficial owner upon filing an income tax return.

    EACH BENEFICIAL OWNER OF UNITS IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE OFFER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

    (b) Purchases. Thermo Electron anticipates that any officer or director of Thermo Electron who holds Units will exercise the Redemption Rights underlying the Units.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) Agreements Involving the Subject Company's Securities. Not applicable.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Purpose. The purpose of the Offer is to comply with Thermo Electron's obligations under the outstanding Units. The Units were issued in an exchange offer by ThermoLase in 1997 as units consisting of one share of ThermoLase common stock and one redemption right. The Units were designed to offer purchasers of ThermoLase's common stock with some protection against a decline in the market value of that common stock by providing a one month period during which ThermoLase would repurchase the common stock at a price of $20.25 per share.

    (b) Use of Securities Acquired. The Units acquired by redemption will be retired.

    (c) Plans. Thermo Electron intends to deregister the Units under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the Redemption Period. Registration of the Units under the Exchange Act may be terminated upon application by Thermo Electron to the SEC if the Units are no longer listed on a national securities exchange and there are fewer than 300 record holders of the Units. The American Stock Exchange will delist the Units at the opening of business on April 30, 2001.

    In January 2000, Thermo Electron announced a major reorganization plan under which it planned to sell many noncore businesses, with aggregate annual revenues in excess of $1 billion. Although several of these businesses have been sold, sales of noncore businesses with annual revenues of approximately $160 million are ongoing. In February 2001, the Company announced plans to sell its power generation business. In addition, as part of its reorganization, Thermo Electron plans to spin off in the form of a dividend its Thermo Fibertek Inc. paper recycling subsidiary and a medical products company that develops, manufactures, and markets cardio-respiratory and neurologic monitoring and diagnostic equipment. Thermo Electron expects that these spinoffs will occur during the second half of 2001.

    Except for the foregoing, neither Thermo Electron, nor to Thermo Electron's knowledge any of its affiliates, currently have any plans, proposals or negotiations regarding:

    -   any extraordinary transaction, such as a merger or liquidation;

    - any purchase, sale or transfer of a material amount of Thermo Electron's assets;

    -   any material change in the present dividend rate or policy;

    -   any change in the present board of directors or management;

    - any material change in Thermo Electron's corporate structure or business;

    -   any delisting of Thermo Electron's securities;

    - the acquisition by any person of additional securities of Thermo Electron; or

    -   any change in Thermo Electron's Certificate of Incorporation or By-Laws.


ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) Source of Funds. If all 379,873 Units are presented for redemption during the Redemption Period, Thermo Electron would have to make an aggregate payment of $7,692,428.25. Thermo Electron intends to use its working capital to fund the redemption payment.

    (b) Conditions. Not applicable.

    (c) Expenses. The following is an estimate of fees and expenses to be incurred by Thermo Electron in connection with the Offer:

---------------------------------------------  ---------------------------------
Legal                                          $ 20,000
---------------------------------------------  ---------------------------------
Printing                                       $ 10,000
---------------------------------------------  ---------------------------------
Advertising                                    $ 10,000
---------------------------------------------  ---------------------------------
SEC Filing Fee                                 $  1,539
---------------------------------------------  ---------------------------------
Transfer Agent (including mailing)             $  7,500
---------------------------------------------  ---------------------------------
Miscellaneous                                  $    961
---------------------------------------------  ---------------------------------
TOTAL                                          $ 50,000
---------------------------------------------  ---------------------------------


ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Securities Ownership. See Schedule I for a complete chart of the aggregate number and percentage of Thermo Electron's Common Stock and Units owned by each director and executive officer of Thermo Electron as of February 28, 2001.

    (b) Securities Transactions. Thermo Electron has not purchased any Units since January 1, 2001. No director or officer of Thermo Electron has purchased or sold any Units since January 1, 2001.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) Solicitations or Recommendations. Thermo Electron has not employed, retained or compensated any person to make solicitations or recommendations in connection with the redemption of the Units.

ITEM 10.  FINANCIAL STATEMENTS. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) Agreements, Regulatory Requirements and Legal Proceedings. None

    (b) Other Material Information.  None

ITEM 12.   EXHIBITS.

    (a)(1) Notice, dated March 2, 2001, of commencement of redemption period

    (a)(2) Form of Unit Certificate

    (a)(3) Form of letter to brokers, dealers and other financial intermediaries

    (a)(4) Form of letter to clients of brokers, dealers and financial intermediaries

    (b) Not applicable

    (d) Not applicable

    (g) Not applicable

    (h) Not applicable

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                               THERMO ELECTRON CORPORATION



                                               By: /s/ Kenneth J. Apicerno
                                                   -----------------------------
                                               Kenneth J. Apicerno
                                               Treasurer


Date: March 21, 2001

                                   SCHEDULE I

                      MEMBERS OF THE BOARD OF DIRECTORS AND
                      EXECUTIVE OFFICERS OF THERMO ELECTRON

    The name, business address, position with Thermo Electron, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Thermo Electron, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each occupation set forth refers to Thermo Electron, each individual is a United States citizen and each individual's business address is 81 Wyman Street, Waltham, Massachusetts 02454. Unless otherwise indicated, to the knowledge of Thermo Electron, no director or executive officer of Thermo Electron has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Thermo Electron was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    SAMUEL W. BODMAN Mr. Bodman, 62, has been a director of Thermo Electron since May 1999. Since 1988, Mr. Bodman has served as the chairman and chief executive officer of Cabot Corporation, a manufacturer of specialty chemicals and materials located at 75 State Street, Boston, MA 02109. Mr. Bodman is also a director of Cabot Corporation, John Hancock Mutual Life Insurance Company, Security Capital Group Incorporated and Westvaco Corporation.

    PETER O. CRISP Mr. Crisp, 68, has been a director of Thermo Electron since 1974. Mr. Crisp was a general partner of Venrock Associates, a venture capital investment firm located at 30 Rockefeller Plaza, New York, NY 10112, for more than five years until his retirement in September 1997. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997. Mr. Crisp is also a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation, NovaCare Inc., and United States Trust Corporation.

    ELIAS P. GYFTOPOULOS Dr. Gyftopoulos, 73, has been a director of Thermo Electron since 1976. Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology, where he was the Ford Professor of Mechanical Engineering and of Nuclear Engineering for more than 20 years until his retirement in 1996.

    FRANK JUNGERS Mr. Jungers, 74, has been a director of Thermo Electron since 1978. Mr. Jungers has been a consultant on business and energy matters since 1977. His business address is 822 N.W. Murray Boulevard, Suite 242, Portland, OR 97229. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Inc. and Statia Terminals Group N.V.

    JIM P. MANZI Mr. Manzi, 49, has been a director of Thermo Electron since May 2000. He was the chairman, president and chief executive officer of Lotus Development Corporation, a software manufacturer, from 1984 until 1995. Since leaving Lotus, he has been involved in a number of technology startup ventures, primarily related to the Internet.

    ROBERT A. MCCABE Mr. McCabe, 66, has been a director of Thermo Electron since 1962. He has been the chairman of Pilot Capital Corporation located at 444 Madison Avenue, Suite 2103, New York, NY 10022, which is engaged in private investments, since 1998. Mr. McCabe was the president of Pilot Capital Corporation from 1987 to 1998. Mr. McCabe is also a director of Atlantic Bank & Trust Company, Burns International Services Corporation, and Church & Dwight Company.

    HUTHAM S. OLAYAN Ms. Olayan, 47, has been a director of Thermo Electron since 1987. She has served since 1995 as president and a director of Olayan America Corporation, a member of the Olayan Group, and as president and a director of Competrol Real Estate Limited, another member of the Olayan Group, from 1986 until its merger into Olayan America Corporation in 1997. The surviving company which is located at 505 Park Avenue, Suite 1100, New York, NY 10022, is engaged in private investments, including real estate, and advisory services.

    ROBERT W. O'LEARY Mr. O'Leary, 57, has been a director of Thermo Electron since June 1998. He was the president and chief executive officer of PacifiCare Health Systems, Inc., a managed health services company located at 3120 Lake Center Drive, Santa Ana, CA 92704, from July 2000 to October 2000. From 1995 to July 2000, Mr. O'Leary was the president and chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. Mr. O'Leary is also a director of Smiths Industries Plc and Eco Soil Systems, Inc.

    RICHARD F. SYRON Dr. Syron, 57, has been a director of Thermo Electron since September 1997, its chief executive officer since June 1999 and chairman of the board since January 2000. He also served as President of Thermo Electron from June 1999 to July 2000. From April 1994 until May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange Inc., located at 86 Trinity Place, New York, NY 10006-1881. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock Corporation, and Thermo Fibertek Inc.

    MARIJN E. DEKKERS Dr. Dekkers, 43, has been president and chief operating officer of Thermo Electron since July 2000. From 1999 to July 2000, Dr. Dekkers was president of the electronic materials division of Honeywell International (formerly Allied Signal Co.), a manufacturer of automated controls for the aerospace, automotive, pharmaceutical, fibers and plastics industries, and also was vice president, general manager of Honeywell International's specialty films division from 1995 to 1999. For the ten years prior to 1995, Dr. Dekkers held various operating positions with General Electric Co. Mr. Dekkers is a citizen of the Netherlands.

    GUY BROADBENT Mr. Broadbent, 37, was appointed vice president of Thermo Electron in January 2001 and president, optical technologies in October 2000. From May 2000 to October 2000, Mr. Broadbent was vice president and general manager of the amorphous metals division of Honeywell International's specialty flourine division. From June 1996 until October 1998, he was the marketing manager of new business development of the plastics division of General Electric Company. He also served as product manager of this division from December 1994 until May 1996. Mr. Broadbent is a citizen of the United Kingdom.

    BARRY S. HOWE Mr. Howe, 45, was appointed vice president of Thermo Electron in January 2001 and president, measurement and control in October 2000. Since 1995, Mr. Howe has held various operating positions at Thermo Electron. These included president, optical technologies from February 2000 to October 2000; president and chief executive officer of its Thermo Optek Corporation subsidiary from March 1999 to February 2000; president and chief executive officer of its ThermoSpectra Corporation subsidiary from March 1998 to March 1999; and president and chief executive officer of its Thermo BioAnalysis Corporation subsidiary from February 1995 to March 1998.

    COLIN MADDIX Mr. Maddix, 55, was appointed vice president of Thermo Electron in January 2001 and president, life sciences in February 2000. From March 1998 to October 2000, he was president and chief executive officer of Thermo Electron's Thermo BioAnalysis Corporation subsidiary. From 1996 to March 1998, Mr. Maddix served as president and chief executive officer of the Clinical Products Group of Life Sciences International, which was acquired by Thermo Electron in March 1997.

    THEO MELAS-KYRIAZI Mr. Melas-Kyriazi, 41, has been a vice president of Thermo Electron since March 1998 and its chief financial officer since January 1999. Prior to his appointment as a vice president at Thermo Electron, Mr. Melas-Kyriazi served as president and chief executive officer of ThermoSpectra Corporation, a wholly-owned subsidiary of Thermo Electron that develops, manufactures, and markets precision imaging, inspection, measurement, and temperature-control instrumentation for customers in an array of industries, from its inception until March 1998. Mr. Melas-Kyriazi is a citizen of Greece.

    SETH H. HOOGASIAN Mr. Hoogasian, 46, was appointed general counsel of Thermo Electron in 1992 and vice president of Thermo Electron in 1996.

    PETER E. HORNSTRA Mr. Hornstra, 41, was appointed chief accounting officer of Thermo Electron in January 2001 and corporate controller in 1996. From 1995 until 1996 Mr. Hornstra was assistant corporate controller.

    Stock Ownership. The following table sets forth the aggregate number and percentage of the Common Stock and Units owned by each director and executive officer of Thermo Electron as of February 28, 2001.


         NAME (1)                 NUMBER OF SHARES(2)       NUMBER OF UNITS (3)
------------------------------    ----------------------    -------------------
Samuel W. Bodman                  35,293                    0
Peter O. Crisp                    143,803                   0
Elias P. Gyftopoulos              190,895                   0
Frank Jungers                     247,764                   0
Jim P. Manzi                      16,061                    0
Robert A. McCabe                  111,827                   831
Hutham S. Olayan                  53,644                    0
Robert W. O'Leary                 47,025                    0
Richard F. Syron                  1,405,548                 0
Marijn E. Dekkers                 961,500                   0
Guy Broadbent                     106,000                   0
Barry S. Howe                     458,867                   0
Colin Maddix                      238,976                   0
Theo Melas-Kyriazi                694,598                   0
Seth H. Hoogasian                 339,475                   0
Peter E. Hornstra                 71,913                    0

All directors and current         5,123,189                 831
executive officers as
a group (16 persons)

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) Shares of the Common Stock of Thermo Electron beneficially owned by Mr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Mr. Jungers, Mr. Manzi, Mr. McCabe, Ms. Olayan, Mr. O'Leary, Dr. Syron, Dr. Dekkers, Mr. Broadbent, Mr. Howe, Mr. Maddix, Mr. Melas-Kyriazi, Mr. Hoogasian, Mr. Hornstra and all directors and current executive officers as a group include 27,000, 25,460, 73,477, 82,454, 15,000, 64,861, 24,708, 28,566, 1,311,000, 900,000, 100,000, 423,645, 221,787,
618,449, 305,610, 60,063 and 4,282,080 shares, respectively, that such person or group had the right to acquire within 60 days of February 28, 2001, through the exercise of stock options. Shares beneficially owned by Dr. Bodman, Mr. Crisp, Dr. Gyftopoulos, Mr. Jungers, Mr. Manzi, Mr. McCabe, Ms. Olayan, Mr. O'Leary, Dr. Syron and all directors and current executive officers as a group include 3,293, 49,277, 2,059, 80,427, 1,061, 34,725, 21,320, 5,459, 2,506 and 200,127
shares, respectively, allocated to accounts maintained pursuant to Thermo Electron's deferred compensation plan for directors. Shares reported as beneficially owned by Mr. Jungers include 215 shares held by his spouse. Shares reported as beneficially owned by Mr. Howe include an aggregate of 516 shares held on behalf of two of Mr. Howe's minor children. Shares reported as beneficially owned by Mr. Hoogasian include 2,431 shares held by his spouse. No director or executive officer individually beneficially owned more than 1% of Thermo Electron's Common Stock outstanding as of February 28, 2001. The directors and current executive officers as a group beneficially owned approximately 2.79% of Thermo Electron's Common Stock outstanding as of February 28, 2001.

(3) As of February 28, 2001, Mr. McCabe beneficially owned 831 Units.

                                  EXHIBIT INDEX

EXHIBIT       DESCRIPTION

12(a)(1) Notice, dated March 2, 2001, of pending commencement of redemption period (filed with Thermo Electron's Tender Offer Statement on Schedule TO-C [File No. 1-8002] and incorporated herein by reference).

12(a)(2) Form of Unit Certificate (filed as Exhibit 4.1 to ThermoLase's Amendment No. 1 to Registration Statement on Form S-4 [Reg. No. 333-19633] and incorporated herein by reference).

12(a)(3) Form of letter to brokers, dealers and other financial intermediaries.

12(a)(4) Form of letter to clients of brokers, dealers and financial intermediaries.